[MORGAN, LEWIS & BOCKIUS LLP LETTERHEAD]

December 10, 2008

VIA EDGAR AND FAX (202) 551-3239

Mr. Jeff Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 10, 2008 File No. 000-50855

Dear Mr. Riedler:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Mr. Armando Anido, dated November 24, 2008, with respect to the above-referenced filing (“Form 10-K”). We have been authorized by Auxilium Pharmaceuticals, Inc. (“Auxilium”) to provide the responses contained in this letter on its behalf.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

Manufacturing, page 11

1.	We note your disclosure on page 11 that you acquire CPD, a critical ingredient for the manufacture of Testim, from a single source. We further note that Testim is your only marketed product. Please expand your disclosure to identify this single source of CPD or provide an analysis as to why the identity of this single source supplier is not material to your business.

Company Response

Auxilium has considered the staff’s comment. The risks associated with Auxilium’s reliance on a single source supplier are discussed in the risk factor “We rely on a single source supplier . . .” on page 40. To date, Auxilium has not experienced any problems obtaining pharmaceutical grade CPD from its supplier. In the event Auxilium is unable to obtain pharmaceutical grade CPD from its supplier or is unable to obtain it on commercially favorable terms, Auxilium could engage another company to supply pharmaceutical grade CPD. Auxilium’s current supplier purchases crude CPD

Securities and Exchange Commission

December 10, 2008

from one of three (3) manufacturers of crude CPD in the U.S. and then processes it to a pharmaceutical grade. Auxilium estimates that such pharmaceutical grade manufacturing could also be completed by at least twelve (12) other existing manufacturers in the US alone, as well as additional manufacturers overseas. Furthermore, it is Auxilium’s policy to maintain a sufficient supply of pharmaceutical grade CPD on hand to enable it to continue to meet market demand for Testim in the event it is required or elects to engage a different company to supply pharmaceutical grade CPD. As of the date hereof, Auxilium has sufficient supply of pharmaceutical grade CPD to meet twelve (12) months of forecasted demand for Testim. Based on the foregoing, Auxilium believes that the identity of its single source supplier of CPD is not material to its business.

Item 1A. Risk Factors

“Over 90% of our product shipments are to only three customers;…,” page 41

2.	We note your statement on page 41 that over 90% of your product shipments during the period covered by your Form 10-K were to only three customers: Cardinal Health, Inc., McKesson Corporation, and AmerisourceBergen Corporation. If you have a written purchase agreement with any of these parties, please provide your analysis as to why these agreements need not be filed as exhibits to your Form 10-K as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response

Auxilium has considered the staff’s comment. Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation act as distributors for the vast majority of the pharmaceutical products sold in the U.S., including Auxilium’s only marketed product, Testim. Auxilium sells Testim to these companies pursuant to distribution agreements, the terms of which are standard throughout the pharmaceutical industry. Because such companies are distributors and not consumers, their purchase of Testim is driven by consumer demand. If an agreement with one of these distributors is cancelled, the other distributors would purchase additional Testim to service the consumer demand that was previously addressed by the former distributor. In the alternative, Auxilium would be able to engage another distributor on similar terms chosen from among seven (7) to ten (10) other companies in the U.S. that provide this service. Based on the foregoing, Auxilium does not believe that its business is substantially dependent on its distribution agreements with Cardinal Health, Inc., McKesson Corporation or AmerisourceBergen Corporation and therefore, has not filed such agreements as exhibits to its Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

3.	We note your statement on page 56 that you use a third-party distributor, ICS, a division of AmerisourceBergen Corporation, for commercial distribution activities. If you have a written distribution agreement with ICS, please provide your analysis as to why this agreement need not be filed as an exhibit to your Form 10-K as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission

December 10, 2008

Company Response

Auxilium has considered the staff’s comment. ICS, a division of AmerisourceBergen Corporation, provides warehousing, distribution and certain other commercialization services related to Auxilium’s only marketed product, Testim, pursuant to a commercial outsourcing services agreement. Commercial outsourcing arrangements such as the one between Auxilium and ICS are common for pharmaceutical companies of Auxilium’s size. If Auxilium’s agreement with ICS is cancelled, Auxilium believes that it would be able to readily replace ICS as several other companies provide similar commercialization services on comparable terms. Furthermore, Auxilium believes such replacement would not result in material costs or any appreciable delays or disruptions in its commercialization activities. Based on the foregoing, Auxilium does not believe that its business is substantially dependent on its commercial outsourcing agreement with ICS and therefore, has not filed it as an exhibit to its Form 10-K.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

Salary, page 22

4.	We note your disclosure on page 22 that individual established objectives of the named executive officers are a factor in determining such individual’s salary. Please expand your disclosure to disclose each executive’s individual objectives and how each individual’s performance against those established objectives affected compensation.

Company Response

Auxilium has considered the staff’s comment. As disclosed in the Compensation Discussion & Analysis (“CD&A”) contained in Auxilium’s definitive Proxy Statement relating to its 2008 Annual Meeting of Stockholders (the “Proxy Statement”), the Compensation Committee reviews the salary level for each named executive officer annually. In connection with its review, the Compensation Committee considers, among the other factors enumerated on page 22 of the Proxy Statement, each officer’s performance against pre-determined objectives. Functional objectives are set by the Chief Executive Officer based on the corporate objectives and discussions with each named executive officer and are communicated to each named executive officer at the beginning of each year. In general, the objectives for each named executive officer are those corporate objectives that relate to such officer’s functional responsibility, and as a result, each named executive officer’s individual objectives are his/her functional objectives. Auxilium did not disclose the functional objectives for each named executive officer in the CD&A because numerous objectives that support the corporate objectives are identified for each officer (over 20 for Mr. Fickenscher and Dr. Mattila; over 10 for Ms. Stacey and 5 for Mr. Graham) and Auxilium does not believe that listing all such objectives would materially improve an investor’s understanding of Auxilium’s compensation policy or decisions in setting base salary for its named executive officers.

Although the Compensation Committee considers each named executive officer’s performance against his/her pre-determined objectives, it does not assess and assign an achievement factor to each objective. Rather, the Compensation Committee evaluates each named executive officer’s overall performance against such objectives. In addition, the Compensation Committee considers job complexity and leadership abilities in determining increases to base salary. Accordingly, on page 23 of the Proxy

Securities and Exchange Commission

December 10, 2008

Statement, Auxilium discloses the Compensation Committee’s determination regarding each named executive officer’s general performance as well as the salary adjustment awarded to such officers in recognition thereof. Auxilium respectfully submits that additional disclosure regarding each named executive officer’s performance with respect to each objective would not materially improve an investor’s understanding of Auxilium’s compensation policies or decisions in setting base salary for its named executive officers.

5.	Please also disclose the functional objectives established for each individual that were used in determining the short-term incentive awards under the 2007 Bonus Plan as described on page 24.

Company Response

The functional objectives established for each named executive officer for purposes of determining short-term incentive awards under Auxilium’s 2007 Bonus Plan are the same objectives considered by the Compensation Committee in setting base salary. As discussed in the immediately preceding Company Response, these objectives are set by the Chief Executive Officer based on the corporate objectives and discussions with each named executive officer and are communicated to each named executive officer at the beginning of each year. In general, the objectives for each named executive officer are those corporate objectives that relate to such officer’s functional responsibility. In evaluating each officer’s performance with respect to his/her pre-determined objectives, the Compensation Committee does not specifically assess and assign an achievement factor to each objective. Rather, the Compensation Committee evaluates each named executive officer’s overall performance with respect to such objectives and assigns each officer (other than the Chief Executive Officer) a Functional Achievement Factor. Each named executive officer’s Functional Achievement Factor is set forth on page 24 of the Proxy Statement. Auxilium did not disclose the pre-determined objectives for each named executive officer in the CD&A because numerous objectives that support the corporate objectives are identified for each officer (over 20 for Mr. Fickenscher and Dr. Mattila; over 10 for Ms. Stacey and 5 for Mr. Graham) and Auxilium does not believe that listing all such objectives would materially improve an investor’s understanding of Auxilium’s policies or decisions relating to short-term incentive awards under its 2007 Bonus Plan.

*        *        *        *

Auxilium’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Armando Anido, Chief Executive Officer and President of Auxilium, accompanies this response.

Please do not hesitate to contact the undersigned at 215.963.5388 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Michael F. Marino

Cc:	Rose Zukin, Division of Corporation Finance of the Securities and Exchange Commission
Sonia Barros, Division of Corporation Finance of the Securities and Exchange Commission
Jennifer Evans Stacey, Esq., Auxilium Pharmaceuticals, Inc.

[AUXILIUM PHARMACEUTICALS, INC. LETTERHEAD]

December 10, 2008

VIA EDGAR AND FAX (202) 551-3239

Mr. Jeff Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 10, 2008 File No. 000-50855

Dear Mr. Riedler:

In connection with the comment letter, dated November 24, 2008, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing, Auxilium Pharmaceuticals, Inc. (“Auxilium”) hereby acknowledges the following:

•	Auxilium is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Auxilium may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of Auxilium, a response to your specific comments.

Sincerely,

AUXILIUM PHARMACEUTICALS, INC.

By:	/s/ Armando Anido
Name:	Armando Anido
Title:	Chief Executive Officer and President